UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
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| 8-49575 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LOOMIS SAYLES DISTRIBUTORS, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE FINANCIAL CENTER
(No. and Street)

| BOSTON | MA | 02111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| OLGA ZAHAROVA | 1-617-346-9899 EXT. 1390 | OZAHAROVA@LOOMISSAYLES.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSECOOPERS, LLP.
(Name – if individual, state last, first, and middle name)

| 101 SEAPORT BOULEVARD | BOSTON | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, OLGA ZAHAROVA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LOOMIS SAYLES DISTRIBUTORS, L.P., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARGARET A. CASWELL
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMM. EXPIRES AUGUST 30, 2024

Signature: [signature]

Title:
FINANCIAL OPERATIONS PRINCIPAL

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

pwc

Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, MA
February 24, 2022

We have served as the Company's auditor since 1996.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2021

| | |
|---|---|
| Assets | |
| Cash and cash equivalents | $ 214,839 |
| Investment in Loomis Sayles affiliated funds, at fair value (cost $3,614,259) | 3,859,810 |
| Receivable from Natixis Distribution, LLC. | 126,859 |
| Prepaid insurance | 3,080 |
| Prepaid registration fees | 65,341 |
| Total assets | 4,269,929 |
| Liabilities and Partners' Capital | |
| Accounts payable and accrued expenses | 36,150 |
| Total liabilities | 36,150 |
| Partners' Capital | |
| Limited partner | 4,191,441 |
| General partner | 42,338 |
| Total partners' capital | 4,233,779 |
| Total liabilities and partners' capital | $ 4,269,929 |

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Operations
For the year ended
December 31, 2021

| | |
|---|---|
| **Income** | |
| Income from commission rebate | $ 803,645 |
| Dividend income from affiliated funds | 151,205 |
| Total income | 954,850 |
| **Expenses** | |
| Insurance expense | 3,214 |
| Professional fees | 61,150 |
| Miscellaneous, taxes & registration fees | 108,970 |
| Total expenses | 173,334 |
| Net income from operations | 781,516 |
| Net realized and unrealized gain/(loss) from investments | (39,599) |
| Net income | $ 741,917 |

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended
December 31, 2021

| | Limited Partner | General Partner | Total |
|---|---|---|---|
| Balance, December 31, 2020 | $ 4,323,193 | $ 43,669 | $ 4,366,862 |
| Distribution | (866,250) | (8,750) | (875,000) |
| Net income | 734,498 | 7,419 | 741,917 |
| Balance, December 31, 2021 | $ 4,191,441 | $ 42,338 | $ 4,233,779 |

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2021

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 741,917 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Net realized and unrealized (gain)/loss from investments | 39,599 |
| Purchase of Loomis Sayles affiliated funds | (151,205) |
| Decrease in receivable from Natixis Distribution, LLC. | 157,721 |
| Decrease in prepaid insurance | 3,214 |
| Increase in prepaid registration fees | (2,075) |
| Decrease in accounts payable and accrued expenses | (3,653) |
| Net cash provided by operating activities | 785,518 |
| Cash flows from investing activities: | |
| Net cash used in investing activities | - |
| Cash flows from financing activities: | |
| Distributions to partners | (875,000) |
| Net cash used in financing activities | (875,000) |
| Net Increase in cash and cash equivalents | (89,482) |
| Cash and cash equivalents balance, beginning of year | 304,321 |
| Cash and cash equivalents balance, end of year | $ 214,839 |

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
December 31, 2021

Notes to the Financial Statements

1. Organization

Loomis Sayles Distributors, L.P. ("LSDLP" or the "Company") is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). LSDLP was organized as a Delaware limited partnership on July 25, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is also the Limited Partner and has a 99% ownership interest in the Company.

LSCLP is wholly-owned by Natixis Investment Managers, LLC (formerly, Natixis Investment Managers, L.P.), which is wholly-owned by Natixis Investment Managers U.S. Holdings, LLC (formerly, Natixis U.S. Holdings, Inc.).

Natixis Investment Managers U.S. Holdings, LLC is wholly-owned by Natixis Investment Managers, an international asset management group based in Paris, France, that is wholly-owned by Natixis S.A. ("Natixis"), a French investment banking and financial services firm. Natixis is wholly owned by BPCE. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

LSDLP provides the services described below for the benefit of LSCLP, which do not include acting as an underwriter/distributor of the Loomis Sayles Funds ("Funds").

a. Supervise and evaluate licensed sales and servicing personnel of LSDLP that are involved in the marketing efforts of the Funds.
b. Develop training programs to ensure that licensed sales and servicing personnel of LSDLP are adequately trained on the Funds and on proper marketing techniques.
c. Market the Funds to clients or prospective clients only when such investments are consistent with the client guidelines and objectives as established by the client and/or the client's consultant.

LSDLP shall not be paid any compensation for the services provided herein from LSCLP. However, LSCLP has provided a written commitment to the Company to support its operating and regulatory capital requirements through March 1, 2023 if needed.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements are prepared in conformity with accounting principles generally

accepted in the United States ("GAAP").

Revenue

Effective July 1, 2015, and amended in February 23, 2017, January 11, 2018, July 1, 2020 and, February 10, 2021 to provide additional clarity to the original agreement, adjust for new or updated accounts, and allow for calculations around terminated and significant cash flows, LSDLP and Natixis Distribution, LLC. entered into an agreement. This agreement notes that for certain sales efforts provided by sales personnel of LSCLP for accounts invested in the Loomis Sayles Core Plus Bond Fund, Natixis Distribution, LLC. shall pay to LSDLP five basis points on certain account assets invested in the Y shares of the fund and seven basis points on certain account assets invested in the N shares of the fund. Such payments are to be made quarterly on those assets. This revenue is found within Income from commission rebate on the Statement of Operations.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is recognized over time as the variable consideration constraint is relieved.

Accounts Receivable

Accounts receivable primarily consists of receivables due from affiliates and related parties which are settled monthly and quarterly. On a periodic basis, the Company evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectability is reasonably assured.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to the Financial Statements (continued)

Cash and Cash Equivalents

Cash and cash equivalents are amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held at the nationally chartered bank, which results from the timing of fees received from Natixis Distribution, LLC, and paid to Regulators or for other administrative needs, exceeds FDIC insurance limits.

Investments

Investments are carried at fair value, with realized and unrealized gains and losses recognized on the Statement of Operations. Dividend income is recognized as 'Dividend income from affiliated funds' in the Statement of Operations. Dividend income is recognized on ex-dividend date. Realized and unrealized gains and losses on the sale of these investments are included on the Statement of Operations and are determined using the average cost method. These investments are in mutual funds sponsored by LSCLP.

Income Taxes

No provision for federal or state income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal or state income tax and the tax effect of its activities accrues to the partners.

Management has performed an analysis of LSDLP's tax positions taken on federal and state tax returns that remain subject to examinations and has concluded that no provisions for income tax are required. As of December 31, 2021, the tax years subject to examination under the statute of limitations are from the year 2017 forward. Management is not aware of any events that are reasonably possible to occur in the next twelve months that would result in the amounts of any unrecognized tax benefits significantly increasing or decreasing for LSDLP. However, management's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

3. Fair Value Measurement

In accordance with accounting standards related to fair value measurement and disclosures, the Company has categorized the inputs utilized in determining the value of its assets and liabilities.

Notes to the Financial Statements (continued)

The various inputs that may be used to determine the value of LSDLP's investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 – unadjusted quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments in active markets, interest rates and yield curves, prepayment speeds, credit risks, etc.); and

Level 3 – significant unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of investments.

The following table summarizes LSDLP's investments as of December 31, 2021 based on the inputs used to value them:

| | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Investment in affiliated funds | $ 3,859,810 | $ 3,859,810 | $ - | $ - |
| Total | $ 3,859,810 | $ 3,859,810 | $ - | $ - |

There were no transfers into or out of the levels of the fair value hierarchy from the prior year.

4. Transactions with Related Parties

LSDLP and LSCLP have an expense sharing agreement whereby LSDLP is responsible for all its direct expenses incurred in pursuit of its business such as; insurance expense, professional fees, miscellaneous taxes and registration fees. LSCLP will pay specified LSDLP expenses such as salary and benefits, bonuses, occupancy and equipment, distribution costs, systems and telecommunication, certain professional fees, and other operating expenses. LSDLP has no obligation to reimburse or otherwise compensate LSCLP for payment of these specified expenses, neither will any of these expenses be apportioned back to LSDLP, nor is LSDLP compensated for the services it provides to LSCLP. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

LSDLP and Natixis Distribution, LLC have a commission agreement. Income from commission rebates and the corresponding receivables are related party transactions with

Notes to the Financial Statements (continued)

Natixis Distribution, LLC. Refer to the Revenue Significant Accounting Policies for details of this arrangement.

5. Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the United States Securities Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2021, LSDLP's net capital, as defined, was \$3,691,117, \$3,666,117 in excess of its minimum required net capital of \$25,000. LSDLP's ratio of aggregate indebtedness to net capital was 0.0098: 1 at December 31, 2021. LSCLP has committed to fund operations in accordance with funding needs, as experienced in 2021 and through March 1, 2023, of LSDLP. LSDLP is relying on Footnote 74 of the SEC Release No. 34-70073 for exemption from Rule 15c3-3. Refer to Supplemental Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, for further information.

6. Investments in Loomis Sayles Affiliated Funds

LSDLP's investment in the Loomis Sayles affiliated funds are recorded at fair value, in accordance with Fair Value ASC 820 practice, and any changes in the fair value of these investments are included in the Statement of Operations.

7. Guarantees

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties, which provide indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. At December 31, 2021, there were no asserted claims brought against the Company.

8. Distributions

There were \$875,000 in total distributions declared and distributed based on ownership during the year with proper notification made to FINRA. Distributions were made in accordance with resolutions signed on June 11, 2021 (\$500,000) and December 6, 2021 (\$375,000).

Notes to the Financial Statements (continued)

9. Recent Accounting Pronouncements

*Measurement of Credit Losses on Financial Instruments*
In June 2016, the Financial Accounting Standards Board issued guidance on Measurement of Credit Losses on Financial Instruments, Accounting Standard Update ("ASU"). ASU 2016-13, topic 326, replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. The Company has evaluated the impact of ASU 2016-13 as of January 1, 2021 and during the year ended December 31, 2021 and determined that the new standard does not have an impact on the Company's accounts as of December 31, 2021.

10. Subsequent Event

Management has evaluated the events and transactions that have occurred through February 24, 2022, the date the financial statements were issued, and noted no items requiring adjustments of the financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

## SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

| | |
|---|---|
| Net Capital | |
| Total partners' capital | $ 4,233,779 |
| Deductions | |
| Nonallowable assets included in Statement of Financial Condition | 195,280 |
| Net capital before haircuts on investments (tentative net capital) | $ 4,038,499 |
| Haircut on investment in Loomis Sayles affiliated funds | 347,382 |
| Net capital | $ 3,691,117 |
| Aggregate Indebtedness | $ 36,150 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000) | $ 25,000 |
| Net capital in excess of requirement | $ 3,666,117 |
| Ratio: Aggregate indebtedness to net capital | 0.0098: 1 |

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between this computation of net capital and that filed by the Company and included in its unaudited, Part IIA of Form X-17a-5 as of December 31, 2021, filed by LSDLP on January 25, 2022.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE II

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2021

Loomis Sayles Distributors, L.P. (the "Company") does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073. There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2021.